# SEC Schedule 13G/A (Amendment No. 29) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IMPERIAL OIL LTD, CIK 0000049938
CUSIP: 453038200
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 505 QUARRY PARK BOULEVARD S.E., CALGARY, Alberta Canada (A0), T2C 5N1
Date of event which requires filing of this statement: 07/01/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002115436

## Reporting persons
- ExxonMobil Holdings Corp: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 328,519,871; shared voting power 0; sole dispositive power 328,519,871; shared dispositive power 0; aggregate amount beneficially owned 328,519,871 (69.6% of the class)

## Item 1. Issuer
Name of issuer: IMPERIAL OIL LTD
Address of issuer's principal executive offices: 505 QUARRY PARK BOULEVARD S.E., CALGARY, ALBERTA, CANADA, T2C 5N1.

## Item 2. Person Filing
Name of person filing: ExxonMobil Holdings Corporation
Address of principal business office or, if none, residence:
22777 Springwoods Village Parkway
Spring, Texas 77389
Citizenship: Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
328,519,871(1)

(1) As of September 30, 2026
Percent of class: 69.6%
Sole power to vote or to direct the vote: 328,519,871
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 328,519,871
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Exxon Mobil Corporation

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ExxonMobil Holdings Corp: /s/ James R. Chapman, James R. Chapman, Vice President, Corporate Finance and Treasurer (11/03/2026)